VIA EDGAR

April 22, 2010

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:          John Hancock Funds III (the “Trust”)

File Nos. 333-125838; 811-21777

Dear Sir/Madam:

This letter is in response to comments received via telephone on Thursday, April 15, 2010, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 22 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A for John Hancock Small Company Fund (the “Fund”), as filed with the SEC on February 25, 2010 (accession no. 0000950123-10-017162) (the “Amendment”).  Set forth below is a summary of each comment followed by the response provided on behalf of the Trust.  Page references are to numbers at the bottom of the page in the Amendment.

Prospectus

Comment 1 – page 2, Fund summary — Fees and expenses.  Confirm if the “Service plan fee” disclosed in the expenses table is for distribution or similar expenses pursuant to a Rule 12b-1 plan, under the Investment Company Act of 1940, as amended, and is in accordance with Instruction 3(b) of Item 3 of Form N-1A.  If the service fee is not for distribution, the expenses table needs to be revised in accordance with Instruction 3(c)(i) and the service plan fee is required to be included in the “Other expenses” line item or provided in a subcategory of “Other expenses” in accordance with Instruction 3(c)(iii).

Response 1 – The Fund’s service plan fee is not for distribution or similar expenses pursuant to a Rule 12b-1 plan.  The “Other expenses” line item of the expenses table has been revised in accordance with Instruction 3(c) of Item 3 of Form N-1A.

Comment 2 – page 2, Fund summary — Fees and expenses.  In the expenses table, revise the caption of the line item entitled “Net annual fund operating expenses” to conform with the caption provided in Item 3 of Form N-1A.

Response 2 – The caption in the expenses table has been revised.

Comment 3 – page 2, Fund summary — Fees and expenses.  Delete footnote 1, which states “‘Other expenses’ are estimated for the class’s first year of operations.  Actual expenses may be different.” since the Fund is not a new series and is including financial statement highlights in its prospectus.

Response 3 – The footnote has been deleted.

Comment 4 – page 2, Fund summary — Fees and expenses.  Confirm if a line item and footnote need to be added to the expenses table for “Acquired Fund Fees and Expenses” in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A.

Response 4 – Since the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more other funds do not exceed 0.01% of average net assets of the Fund, an additional line item and footnote to the expenses table is not required.

Securities and Exchange Commission

Brion R. Thompson, Esq.

April 22, 2010

Comment 5 – page 3, Fund summary — Principal risks.  If the Fund is not sold by a bank, delete the first sentence of the first paragraph, which states “An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Response 5 – The Fund may be sold through a bank acting as a financial intermediary.  The above referenced sentence will not be deleted.

Comment 6 – page 3, Fund summary — Past performance.  In the “Calendar year total returns” paragraph, delete the first sentence, which states “Calendar year total returns are shown only for Class R1 shares and would be different for other share classes.” and the fourth sentence, which states “All figures assume dividend reinvestment.”  In the “After-tax returns” paragraph, delete the first sentence, which states “These are shown only for Class R1 shares and would be different for other classes.”  These statements are not permitted by Item 4(b)(2) of Form N-1A.

Response 6 – The sentences have been deleted.

Comment 7 – page 4, Fund summary — Portfolio management.  For the Fund’s portfolio managers description of length of service, delete the phrase “and the FMA fund.”

Response 7 – The phrase has been deleted.

Comment 8 – page 4, Fund summary — Payments to broker-dealers and other financial intermediaries.  Revise the paragraph so that it conforms to the disclosure provided in Item 8 of Form N-1A.

Response 8 – The paragraph has been revised.

Comment 9 – Fund summary.  State whether the Fund intends to use a Summary Prospectus in accordance with Rule 498 under the Securities Act, and, if so, please provide a sample of the legend that will be included at the beginning of the Fund’s Summary Prospectus.

Response – The Fund intends to use a Summary Prospectus, which will be filed with the SEC in accordance with Rule 497(k) under the Securities Act.  The following is the legend that will be included at the beginning of the Summary Prospectus:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks.  You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports to shareholders, online at www.jhfunds.com/Forms/Prospectuses.aspx.  You can also get this information at no cost by calling 1-888-972-8696 or by sending an e-mail request to info@jhfunds.com.  The fund’s prospectus and statement of additional information both dated April 30, 2010, are incorporated by reference into this Summary Prospectus.

______________________________________________________________________________________

Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-          Staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Securities and Exchange Commission

Brion R. Thompson, Esq.

April 22, 2010

Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.

Sincerely,

/s/ David D. Barr

David D. Barr

Assistant Secretary